

November 27, 2020

Simon G. Kukes
Chief Executive Officewr
PEDEVCO Corp.
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, TX 77079

> **Re: PEDEVCO Corp.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2020**
> **File No. 333-250904**

Dear Dr. Kukes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clint Smith